UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

U.S. BORAX INC.
401(k) PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008
and for the Year Ended December 31, 2009

Together with Report of Independent Registered Public Accounting Firm

U.S. BORAX INC.
401(k) PLAN FOR HOURLY EMPLOYEES
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Assets Available for Benefits as of
December 31, 2009 and 2008	3

Statement of Changes in Assets Available for Benefits
for the Year Ended December 31, 2009	4

Notes to Financial Statements	5 – 19

Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year) as of December 31, 2009	20 – 21

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Rio Tinto America Benefits Governance Committee
U.S. Borax Inc. 401(k) Plan for Hourly Employees

We have audited the accompanying statements of assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2009 and 2008, and the changes in assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
June 29, 2010

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Statements of Assets Available for Benefits

December 31,

	2009	2008
Assets

Investments (at fair value)	$37,251,306	$32,432,468

Total assets	37,251,306	32,432,468

Assets available for benefits, at fair value - investments	$37,251,306	$32,432,468

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	579,068	1,422,884

Assets available for benefits	$37,830,374	$33,855,352

See accompanying notes to financial statements.	3

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2009
Additions to assets attributed to:
Contributions:
Employee	$1,756,576
Employer	284,260

Total contributions	2,040,836

Net investment income:
Net appreciation in fair value of investments	5,443,593
Interest and dividends	1,088,860

Total investment income, net	6,532,453

Total additions	8,573,289

Deductions from assets attributed to:
Transfers to the Rio Tinto America Inc. Savings Plan	213,578
Benefits paid to participants	4,384,689

Total deductions	4,598,267

Net increase in assets available for benefits	3,975,022

Assets available for benefits:
Beginning of year	33,855,352

End of year	$37,830,374

See accompanying notes to financial statements.	4

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements

1.	Description of the Plan
The following brief description of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) is provided for general information purposes only.  Participants should refer to the plan document and summary plan description for more complete information.

General
The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the Company or the Employer), as defined in the plan document.  U.S. Borax Inc. is an indirect, wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly-owned subsidiary of Rio Tinto plc (the Parent).  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligible employees who are represented by Local 30-International Longshoremen’s and Warehousemen’s Union (Boron hourly employees) can participate in the Plan immediately after completing sixty days of continuous service.

Eligible employees who are represented by Local 20A-International Longshoremen’s and Warehousemen’s Union (Wilmington hourly employees) can participate in the Plan immediately upon employment.

Contributions
Each year, participants may elect, under a salary reduction agreement, to contribute to the Plan. Contributions are limited by the IRC, which established a maximum contribution of $16,500 for the year ended December 31, 2009.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Boron hourly employees can contribute an amount not less than 1% and not more than 30% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 30% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 30% of each participant’s eligible compensation.

The Company matches the Boron participants’ contributions to the Plan at 30%, up to the first 5% of their eligible compensation.  Matching contributions are recorded on the date the related participant contributions are withheld.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1.	Description of the Plan Continued
Contributions – Continued
Wilmington hourly employees can contribute an amount not less than 1% and not more than 15% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 15% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 15% of each participant’s eligible compensation.

The Company matches the Wilmington participants’ contributions to the Plan at 35%, up to the first 5% of their eligible compensation.   Matching contributions are recorded on the date the related participant contributions are withheld.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.  Investment options include mutual funds, a common/collective trust, common stock of the Parent in the form of American Depositary Receipts (ADRs), and a stable value fund consisting of a money market fund, a common/collective trust and synthetic guaranteed investment contracts.

Vesting Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1.	Description of the Plan Continued
Transfers
Along with the Plan, the Company employees also participate in another 401(k) plan that covers employees not represented by a collective bargaining unit (union). If employees are changed from union to non-union status during the year, their account balances are transferred from this Plan to the non-union plan. For the year ended December 31, 2009, transfers to the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan totaled $213,578.

2.	Summary of Significant Accounting Policies	Basis of Presentation The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Financial Accounting Standards Board Staff Position
The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP)), requires investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2.	Summary of Significant Accounting Policies Continued
Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year end.  Plan investments in common stock are stated at fair value based on quoted market prices.  The Plan’s interest in the Dwight Stable Value Fund is valued generally based upon the per-share net asset values of the underlying securities.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

The net appreciation in the fair value of investments, which includes realized gains and unrealized appreciation on those investments, is presented in the Statement of Changes in Assets Available for Benefits of the Plan, and totaled $5,443,593 for the year ended December 31, 2009.

Payments of Benefits Benefits are recorded when paid by the Plan.

Administrative Expenses
The Company pays the majority of costs and expenses incurred in administering the Plan.  The Company provides accounting and other services for the Plan at no cost to the Plan.

The Plan has several fund managers that manage the investments held by the Plan.  Fees for investment fund management services are included as a reduction of the return earned on each fund.  In addition, during the year ended December 31, 2009, the Company paid all investment consulting fees related to these investment funds.

Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2.	Summary of Significant Accounting Policies Continued	Subsequent Events The Plan has evaluated events occurring between the end of its most recent fiscal year and the date the financial statements were available for issue.

Participant Loans
Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Each loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans originated during the year ended December 31, 2009 have interest rates set at prime plus one percent, and are reset quarterly.

3.	Recent Accounting Pronouncements
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which provides guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent).  This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value.  This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees.  The Plan’s adoption of this update did not have a material effect on the Plan’s financial statements.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3.	Recent Accounting Pronouncements Continued
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).  ASU 2010-06 amends Subtopic 820-10 to require disclosure of the transfers in and out of Levels 1 and 2.  The update also requires additional information for Level 3 related to purchases, sales, issuances and settlements, and requires more detailed disclosure regarding valuation techniques and inputs.  ASU 2010-06 as it relates to Levels 1 and 2 is effective for fiscal years and interim periods beginning after December 15, 2009.  Requirements relating to Level 3 are effective for fiscal years and interim periods beginning after December 15, 2010.  The Plan adopted the current effective provisions of ASU 2010-06 during January 2010, and its application is not expected to have a material impact on the Plan’s financial statements.

4.	Fully Benefit-Responsive Investment Contracts	The Plan’s investments include the Dwight Stable Value Fund. The Dwight Stable Value Fund is invested in the following: • A money market fund (TBC Pooled Employee Daily Liquidity Fund);
• A fully benefit-responsive common/collective trust (the SEI Stable Asset Fund); and
• Fully benefit-responsive synthetic guaranteed investment contracts (GICs), as follows:
a.	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 2.65%;
b.	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 2.65%;
c.	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 2.70%;
d.	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 2.70%;
e.	Synthetic GIC, Dwight Intermediate Core Plus Fund, no specified maturity date, 2.65%; and
f.	Synthetic GIC, Dwight Intermediate Core Plus Fund, no specified maturity date, 2.70%.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

4.	Fully Benefit-Responsive Investment Contracts Continued
Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The Plan’s wrap contracts have credit ratings ranging from AA+ to AAA.  The assets underlying the wrap contracts include diversified bond portfolios.  These bond portfolios include investments in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement, but cannot be less than zero.  The contract or crediting interest rates for the GICs are typically reset quarterly and are based on capital market developments, the performance of the assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract.  These contracts  typically  provide  that  realized  and  unrealized  gains  and losses on the underlying assets are not reflected immediately in the assets  of  the  fund.   Realized  and  unrealized  gains  and  losses  are amortized,  usually  over  the  time  to  maturity  or  the  duration  of  the underlying investments, through adjustments to the future interest crediting rate.  Additional inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

The fair value of the investment contracts relative to the contract value are reflected in the Statements of Assets Available for Benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” (adjustment). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. A positive adjustment is reflected in the Plan’s Statements of Assets Available for Benefits as of December 31, 2009 and 2008 in the amounts of $579,068 and $1,422,884, respectively.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

4.	Fully Benefit-Responsive Investment Contracts Continued
These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

Absent the events described in the preceding paragraph, the synthetic guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

Average duration for all investment contracts was 2.77 and 2.36 years at December 31, 2009 and 2008, respectively.  Average yield data for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

Average Yields:	2009	2008
Based on actual earnings	2.65%	4.50%
Based on interest rate credited to participants	2.10%	3.59%

5.	Related Party Transactions
Certain Plan investments are managed by Mercer Human Resources, the Plan trustee; therefore, these transactions are exempt party-in-interest transactions. Transaction fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5.	Related Party Transactions Continued
Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company.  As of December 31, 2009 and 2008, the Plan held 14,454 and 13,402 shares, respectively, of common stock of Rio Tinto plc. During the year ended December 31, 2009, the Plan recorded dividend income of $372,721 related to this stock.

As of December 31, 2009 and 2008, the Plan held loans from participants totaling $2,940,902 and $2,709,715, respectively.  Loans to participants, at cost, which approximates fair value, are at interest rates ranging from 4.25% to 9.50% and maturities ranging from 2010 to 2021.

6.	Global Securities Lending Program
The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common/collective trust.  The Fund invests in certain collective investment funds that participate in the State Street Global Securities Lending Program (Lending Funds).  Under the State Street Global Securities Lending  Program,  securities  held  by Lending  Funds  are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the Borrowers).  The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the fair value of the loaned securities.  The Borrowers are required to maintain the collateral at not less than 100% of the fair value of the loaned securities.  Cash collateral provided by the Borrowers may be invested in State Street Bank and Trust Company Collateral Funds (Cash Collateral Funds).  The Lending Funds invested cash provided by the Borrowers into the State Street Bank and Trust Company Quality Trust for SSgA Funds.

Risks and Indemnification
State Street Bank, as lending agent, indemnifies Lending Funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan.  Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

Withdrawal Safeguards
From time to time, the Trustee of the Lending Funds may exercise its rights in order to protect all participants in the State Street Bank securities lending funds.  In an effort to better ensure safety of principal and better maintain adequate liquidity, as well as achieve favorable returns for all securities lending program participants, State Street Bank has temporarily implemented withdrawal safeguards on full or partial redemptions from certain securities lending funds.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6.	Global Securities Lending Program Continued
The objective of these withdrawal safeguards is to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants.  These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.  Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds.  Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust, or a combination thereof.  The Trustee continues to monitor market conditions and evaluates the need for withdrawal safeguards, as appropriate.

Investment in Cash Collateral Fund Valuation
Management of the Lending Funds regularly reviews the performance of the Cash Collateral Funds and the variation between their per unit fair values and $1.00.  The Cash Collateral Funds primarily utilize quotations from independent pricing services, quotations from bond dealers and information with respect to bond and note transactions (pricing service information) to determine the fair value of its investments.  Such pricing service information may also consist of quotations derived from valuation models or matrix pricing.  As of December 31, 2009, the per unit fair value was $0.98 for the State Street Bank and Trust Company Quality Trust for SSgA Funds.

For the purposes of determining transaction price for issuances and redemptions of Lending Fund units, management of the Lending Funds also evaluates additional inputs to the fair value of the Lending Funds’ investments in the Cash Collateral Funds, including among other things current market conditions, credit quality, liquidity of the Cash Collateral Funds and the assessed probability of incurring a realized loss on Cash Collateral Fund Assets.  Additionally, management of the Lending Funds evaluates the qualitative aspects of the State Street Global Securities Lending Program, including the historical performance of State Street Bank as lending agent, the Cash Collateral Funds’ investment strategy and past performance, and the expected continuing transactions price of the Cash Collateral Funds at $1.00 per unit.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6.	Global Securities Lending Program Continued
Investment in Cash Collateral Fund Valuation - Continued
Accordingly, for purposes of calculating the transaction price of the Lending Funds, management of the Lending Funds has valued its investments in Cash Collateral Funds at their per unit transaction price of $1.00.  Management of the Lending Funds will continue to review the Lending Funds participation in the State Street Global Securities Lending Program, including the appropriateness of the fair value of the Lending Funds’ investments in the Cash Collateral Funds at $1.00 per unit for transaction purposes or, alternatively, at a lower per unit fair value.

7.	Investments	The Plan’s investments, stated at fair value, that represent five percent or more of the Plan’s assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Assets of the Dwight Stable
Value Fund:
TBC Pooled Employee
Daily Liquidity Fund	$760,430	$1,650,587
SEI Stable Asset Fund	6,155,598	6,949,170
Monumental Life Insurance
Company Synthetic GICs	4,809,783	4,461,825
State Street Bank & Trust
Synthetic GICs	4,642,064	4,304,594

Total Dwight Stable Value Assets	$16,367,875	$17,366,176

Rio Tinto plc ADRs	$3,113,303	$1,191,615
Dodge and Cox Stock Fund	3,312,756	2,575,527
Participant Loans	2,940,902	2,709,715
Harbor Capital Appreciation Fund	2,801,901	2,065,159
Artisan Mid Cap Fund	2,102,485	1,416,202
PIMCO Total Return Fund	1,849,894	1,629,621

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,258,156
Common stock	1,891,425
Common collective trusts	294,012

Net appreciation	$5,443,593

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

7.	Investments Continued
Authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are market inputs participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 that can be corroborated by observable market data.

Level 3: Unobservable inputs supported by little or no market activity, requiring significant management judgment or estimation for determination of fair value.

The following table summarizes the assets or liabilities carried at fair value by fair value hierarchy level, as described above, as of December 31:

2009
Description	Level 1	Level 2	Level 3	Total

Money market fund	$760,430	$-	$-	$760,430
Common collective trusts	-	7,589,328	-	7,589,328
Mutual funds	13,395,496	-	-	13,395,496
Synthetic guaranteed investment contracts	-	9,451,847	-	9,451,847
Common stock	3,113,303	-	-	3,113,303
Participant loans	-	-	2,940,902	2,940,902
	$17,269,229	$17,041,175	$2,940,902	$37,251,306

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

7.	Investments Continued

2008
Description	Level 1	Level 2	Level 3	Total

Money market fund	$1,652,597	$-	$-	$1,652,597
Common collective trusts	-	8,129,199	-	8,129,199
Mutual funds	9,982,922	-	-	9,982,922
Synthetic guaranteed investment contracts	-	8,766,420	-	8,766,420
Common stock	1,191,615	-	-	1,191,615
Participant loans	-	-	2,709,715	2,709,715
	$12,827,134	$16,895,619	$2,709,715	$32,432,468

The following is a reconciliation for 2009 of the investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Participant Loans
Amount
Beginning balance January 1, 2009	$2,709,715
Issuances	1,503,547
Repayments and settlements	(1,272,360)

Ending Balance, December 31, 2009	$2,940,902

8.	Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

10.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits from the financial statements to the Form 5500 as of December 31:

	2009	2008

Assets available for benefits as
presented in the financial statements	$37,830,374	$33,855,352

Adjustment from contract value
to fair value for fully benefit-
responsive investment contracts	(579,068)	(1,422,884)

Assets available for benefits as
presented in the Form 5500	$37,251,306	$32,432,468

The following is a reconciliation of changes in net assets available for benefits reported in the financial statements to the Form 5500 for the year ended December 31, 2009:

2009

Increase in assets available for benefits reported in the financial statements	$3,975,022
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2008	1,422,884
Subtract adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2009	(579,068)

Increase in assets available for benefits reported in the Form 5500	$4,818,838

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

11.	Subsequent Events Continued
Effective May 17, 2010, the collective bargaining agreement changed certain provisions of the U.S. Borax, Inc. 401k Plan for Hourly Employees.  Generally, the agreement added a Retirement Contribution Plan (RCP) Company contribution of 4% of base pay for hourly represented new hires at Boron after May 17, 2010, with a graded five year vesting.  In addition, the agreement added catch-up contributions for Boron active participants over age 50.  This agreement did not impact any of the provisions relating to Wilmington employees participating in the Plan.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Employer Identification Number: 98-0047580
Plan Number:  007
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	760,430	**	$ 760,430

		Common/Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	6,155,598	**	6,155,598
	State Street Bank and Trust Company	State Street Bank and Trust Company S&P 500 Flagship Securities
		Lending Series C Fund	68,279	**	1,433,730

		Total Common/Collective Trusts			7,589,328

		Mutual Funds:
	Dodge and Cox	Dodge and Cox Stock Fund	34,458	**	3,312,756
	Harbor	Harbor Capital Appreciation Fund	84,983	**	2,801,901
	PIMCO	PIMCO Total Return Fund	171,286	**	1,849,894
	Artisan	Artisan Mid Cap Fund	82,257	**	2,102,485
*	Putnam	American Funds EuroPacific Growth Fund	22,977	**	879,551
	Blackrock	Blackrock Small Capital Growth Equity Fund	32,061	**	625,517
	Dodge and Cox	Dodge and Cox International Fund	21,048	**	670,393
	UAM Trust Company	UAM/ICM Small Company Fund	24,317	**	602,086
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Fund	33,490	**	452,115
*	Putnam	JP Morgan Investor Balance Fund	8,720	**	98,798

		Total Mutual Funds			$ 13,395,496

* Denotes a party-in-interest as defined by ERISA
** Not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	20

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Employer Identification Number: 98-0047580
Plan Number:  007
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value
					Continued
		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 2.65%	152,735	**	$ 2,683,642
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 2.65%	66,007	**	1,251,479
	Monumental Life Insurance Company	Synthetic GIC, Dwight Intermediate Core Plus,
		no specified maturity date, 2.65%	54,005	**	874,662

	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 2.70%	146,292	**	2,570,441
	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 2.70%	63,131	**	1,196,961
	State Street Bank and Trust Company	Synthetic GIC, Dwight Intermediate Core Plus,
		no specified maturity date, 2.70%	54,005	**	874,662

		Total Synthetic Guaranteed Investment Contracts			9,451,847

		Common Stock:
*	Rio Tinto plc ADRs	Common Stock	14,454	**	3,113,303

*	Various participants	Participant loans (maturing 2010 to 2021 at interest rates
		ranging from 4.25% to 9.50%)	361	**	2,940,902

		Total Investments			$ 37,251,306

* Denotes a party-in-interest as defined by ERISA
** Not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

By:	/s/ Chad Andersen
Name: Chad Andersen
General Manager Human Resources Americas – Rio Tinto Minerals
Rio Tinto America Benefits Compliance Committee

Date: June 29, 2010

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm